Exhibit 21.1

Subsidiaries of The Talbots, Inc.

Name of subsidiary	Organized under the laws of
The Talbots Group, Limited Partnership	Massachusetts
Talbots Import, LLC	Delaware
Talbots Classics National Bank	Rhode Island
Talbots Classics Finance Company, Inc.	Delaware
Talbots Classics , Inc.	Massachusetts
Talbots (Canada) Corporation	Nova Scotia, Canada
Talbots (Canada), Inc.	Delaware
Birch Pond Realty Corporation	Delaware
J. Jill, GP	Massachusetts
J. Jill, LLC	Delaware